Filed pursuant to Rule 424(b)(3)
File No. 333- 183672

PROSHARES TRUST II

ProShares Ultra DJ—UBS Commodity, ProShares UltraShort DJ—UBS Commodity,

ProShares Ultra DJ—UBS Natural Gas, ProShares UltraShort DJ—UBS Natural Gas,

ProShares Ultra Euro and ProShares Ultra Yen

(each, a “Fund” and, collectively, the “Funds”)

Supplement No. 1 dated December 28, 2012

to the Funds’ prospectus and disclosure document dated September 25, 2012 (the “Prospectus”)

Effective January 1, 2013, the section in the Funds’ Prospectus entitled “DESCRIPTION OF THE DOW JONES—UBS COMMODITY INDEXSM AND SUBINDEXES” and sub-titled “Dow Jones—UBS Commodity IndexSM” and “Dow Jones—UBS Natural Gas SubindexSM” are hereby deleted in their entirety and replaced with the following disclosure:

DESCRIPTION OF THE DOW JONES—UBS COMMODITY INDEXSM AND SUBINDEXES

Dow Jones—UBS Commodity IndexSM

ProShares Ultra DJ—UBS Commodity and ProShares UltraShort DJ—UBS Commodity are designed to correspond (before fees and expenses) to two times (2x) or two times the inverse (-2x) of the daily performance of the Dow Jones—UBS Commodity IndexSM. The Dow Jones—UBS Commodity IndexSM (the “Dow Jones—UBS”) is designed to be a highly liquid and diversified benchmark for the commodity futures market. It is intended to reflect the overall commodity sector by measuring the performance of commodity futures contracts. The performance of the commodity futures market is often very different than the performance of the physical, or “spot,” commodities market. See “Risk Factors—The Commodity Index Funds are linked to indexes comprised of commodity futures contracts, and are not directly linked to the “spot” prices of the underlying physical commodities.” Unlike equities, which entitle the holder to a continuing stake in a corporation, commodity futures contracts specify a delivery date for the underlying physical commodity or its cash equivalent. The Dow Jones—UBS is a “rolling index,” which means that the Dow Jones—UBS does not take actual physical possession of any commodities; rather, it tracks a rolling futures position. An investor with a rolling futures position is able to avoid delivering (or taking delivery of) underlying physical commodities while maintaining exposure to those commodities. The roll for each index component occurs over a period of five Dow Jones—UBS business days in certain months according to a pre-determined schedule, generally beginning on the fifth business day of the month and ending on the ninth business day. Each day, approximately 20% of each rolling futures position that is included in the month’s roll is rolled, increasing from 0% to 20%, 40%, 60%, 80% and finally 100%. The Dow Jones—UBS is calculated by applying the weighting adjustments at the close of each day, with the adjusted weights used for the next day’s calculation. Not all contracts are rolled every month; generally, the futures that underlie the indexes within the Dow Jones—UBS family roll approximately every other month. The exact roll methodology differs between certain commodities. The index will reflect the performance of its underlying commodities, including the impact of rolling, without regard to income earned on cash positions. For more information about the risks associated with rolling futures positions, see “Risk Factors—Potential negative impact from rolling futures positions.”

The Dow Jones—UBS is comprised of five different commodity sectors: energy, livestock, industrial metals, precious metals and agriculture. Prior to January 2013, these five sectors tracked futures contracts prices of 20 specific commodities: natural gas, WTI crude oil, brent crude, unleaded gasoline, heating oil, live cattle, lean hogs, wheat, corn, soybeans, soybean oil, aluminum, copper, zinc, nickel, gold, silver, sugar, cotton and coffee. Beginning in January 2013, the Dow Jones—UBS added two additional commodities: Hard Red Winter Wheat (KBWT) and soybean meal. The Dow Jones—UBS is designed to minimize concentration in any one commodity or sector. Prior to January 2013, no single commodity could constitute less than 2% or more than 15% of the index. In January 2013, the 2% floor was eliminated and commodities in the index may have target weights lower than 2%. No related group of commodities (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the index as of the annual reweighting of the components. The Dow Jones—UBS family of indices also includes ten subindexes that group commodities based on type, as well as single commodity subindexes representing each of the commodities that are currently tracked by the Dow Jones—UBS. As discussed below, the Natural Gas Funds are designed to track one of these sub-indexes, the Dow Jones—UBS Natural Gas SubindexSM.

To determine its component weightings, the Dow Jones—UBS relies primarily on liquidity data, or the relative amount of trading activity of a particular commodity. Liquidity is an important indicator of the value placed on a commodity by financial and physical market participants. The index also relies to a lesser extent on dollar-adjusted production data. The index thus relies on data that is endogenous to the futures markets (liquidity) and exogenous to the futures markets (production) in determining relative weightings. All data used in both the liquidity and production calculations is averaged over a five-year period.

In consultation with the DJ—UBS Commodity Index Advisory Committee, the DJ—UBS Commodity Index Supervisory Committee meets annually to determine the composition of the index in accordance with the rules established in the DJ—UBSCI Handbook. The Supervisory Committee consists of employees of UBS Securities LLC and Dow Jones & Company, Inc. (“Dow Jones”). DJ—UBS Commodity Index Advisory Committee members are drawn from the academic, financial and legal communities. The Index is re-weighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Index are determined each year in June or July by UBS Securities LLC and Dow Jones under the supervision of the Dow Jones—UBS Commodity Index Oversight Committee, announced after approval by the Committee and implemented the following January.

The Dow Jones—UBS is composed of commodities traded on U.S. exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange. Trading hours for the U.S. commodity exchanges are between 8:00 a.m. and 3:00 p.m. (Eastern Time). The Dow Jones—UBS contract trades exclusively on the Chicago Board of Trade’s (“CBOT”) electronic trading platform. A daily settlement price for the index is published at approximately 5:00 p.m. (Eastern Time).

The Dow Jones—UBS is designed to provide:

•	Weightings that reflect economic significance

•	Diversification

•	Annual reweighting and rebalancing

•	Liquidity

The Dow Jones—UBS is a proprietary index that UBS Securities LLC (successor to AIG Financial Products Corp.) developed and that Dow Jones, in conjunction with UBS Securities LLC, calculates. The methodology for determining the composition and weighting of the Index and for calculating its level is subject to modification by the Sponsors any time. Dow Jones disseminates the Index level at least every 15 seconds from 8:00 a.m. to 3:00 p.m. (Eastern Time), and publishes a daily Index level at approximately 5:00 p.m. (Eastern Time) each business day.

Beginning in January 2013, the target weightings of all Dow Jones—UBS components will be:

Commodity	Weight (%)
Natural Gas	10.42%
WTI Crude Oil	9.21%
Brent Crude	5.79%
Unleaded Gasoline	3.46%
Heating Oil	3.52%
Live Cattle	3.28%
Lean Hogs	1.90%
Wheat	3.43%

Commodity	Weight (%)
KCBT Wheat	1.32%
Corn	7.05%
Soybeans	5.49%
Soybean Oil	2.74%
Soy Meal	2.61%
Aluminum	4.91%
Copper	7.28%
Zinc	2.52%
Nickel	2.24%
Gold	10.82%
Silver	3.90%
Sugar	3.89%
Cotton	1.77%
Coffee	2.44%

Dow Jones—UBS Natural Gas SubindexSM

ProShares Ultra DJ—UBS Natural Gas and ProShares UltraShort DJ—UBS Natural Gas are designed to correspond (before fees and expenses) to two times (2x) or two times the inverse (-2x) of the daily performance of the Dow Jones—UBS Natural Gas SubindexSM, respectively. The Dow Jones—UBS Natural Gas SubindexSM is intended to reflect the performance of a rolling position in natural gas futures contracts traded on the NYMEX without regard to income earned on cash positions. An investment in natural gas futures contracts may often perform very differently than the price of physical natural gas (e.g., the wellhead or end-user price of natural gas). See “Risk Factors—The Commodity Index Funds are linked to indexes comprised of commodity futures contracts, and are not directly linked to the “spot” prices of the underlying physical commodities. Commodity futures contracts may perform very differently from the spot price of the underlying physical commodities.”

The Subindex is based on the Natural Gas component of the Dow Jones—UBS, which is described above under “Dow Jones—UBS Commodity IndexSM,” and tracks what is known as a rolling futures position. The roll occurs over a period of five Dow Jones—UBS business days in certain months according to a pre-determined schedule, generally beginning on the fifth business day of the month and ending on the ninth business day. Each day, approximately 20% of each rolling futures position that is included in the month’s roll is rolled, increasing from 0% to 20%, 40%, 60%, 80% and finally 100%. The exact roll methodology differs between certain commodities. The Index will reflect the performance of its underlying natural gas contracts, including the impact of rolling, without regard to income earned on cash positions. For more information about the risks associated with rolling futures positions, see “Risk Factors—Potential negative impact from rolling futures positions.”

These securities have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense. None of the Funds is a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and none is subject to regulation thereunder.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

Please retain this supplement for future reference.